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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 9 2004
WASH, D.C. 158

SECURI 04018263 MISSION
Wash...

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-49111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCI*Trade, Inc. dba PCI* Trade Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38363 Fremont Boulevard, Suite E
(No. and Street)

Fremont (City) CA (State) 94536 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Halley Shixiong Liu (510) 818-9668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank S. K. Cheung
(Name – *if individual, state last, first, middle name*)

310 15th Street (Address) Oakland (City) CA (State) 94612-3310 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shixiong Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCI*Trade, Inc. dba PCI*Trade Securities, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 28 Day of February 2004
[signature] Notary Public
In and for the County of Alameda, State of California

Notary Public

[signature]
Signature

President
Title

JOSHUA R. GILA
COMM. # 1336532
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Dec. 27, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 29 2004
WASH., D.C. 158 SECTION

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
For the year ended December 31, 2003

FRANK S. K. CHEUNG Certified Public Accountant
310 15th Street, Oakland, CA 94612-3310 U.S.A. Telephone: (510) 893-7003 Fax: (510) 893-7005

Independent Auditor's Report

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Fremont, California

I have audited the accompanying statement of financial condition of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2003, and the related statements of operation and retained earnings, cash flows and change in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCI*Trade, Inc. dba PCI*Trade Securities as of December 31, 2003, and the results of its operation and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 28, 2004

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets		
Cash	$	9,975
Commission receivable		18,735
Income tax refund receivable		1,084
Security not readily marketable (at estimated fair value)		68,625
Total current assets		98,419
Fixed assets		
Furniture & fixture		6,434
Equipment		41,210
		47,644
Less accumulated depreciation		(38,592)
		9,052
Other assets		
Deposits with clearing organizations		35,320
Deposits		6,232
		41,552
Total assets	$	149,023

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	2,497
Commission payable		7,349
Bank borrowing under line of credit		17,000
		26,846
Stockholders' equity		
Common stocks, no par, 20,000,000 shares authorized 4,170,000 shares issued and outstanding		120,218
Retained earnings		1,959
		122,177
Total liabilities and stockholders' equity	$	149,023

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF OPERATION AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues		
Commission	$	218,500
Interest income		341
Total revenue		218,841
Operating expenses		
Accounting		5,200
Advertising		442
Auto expense		2,221
Bank charge		157
Commission and rebate		98,503
Communication service		8,060
Depreciation and amortization		7,487
Dues and subscription		5,270
Education		640
Insurance		1,677
Interest expense		1,678
Legal and professional		15,813
Meals and entertainment		3,340
Office expense		22,601
Outside service		300
Penalties and settlement		506
Rent		14,400
Repairs and maintenance		4,190
Software		6,450
Tax and license		2,027
Telephone		3,650
Travel		7,852
Utilities		519
Worthless warrant		22,875
		235,858
loss before income taxes		(17,017)
Income tax		
Franchise tax		800
Income tax (benefit)		(1,084)
		(284)
Net loss		(16,733)
Retained earnings, at beginning of the year		18,692
Retained earnings, at end of the year	$	1,959

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net loss	$	(16,733)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Loss on security - warrant		22,875
Depreciation and amortization		7,487
		13,629
Change in working capital assets and liabilities		
Increase in commission receivable		(5,958)
Decrease in other receivable		2,999
Decrease in prepaid income tax		647
Increase in deposit with clearing organization		(320)
Decrease in prepaid expense		1,464
Increase in accounts payable		193
Increase in commission payable		2,375
Net cash provided by operating activities		15,029
Cash flows from financing activities		
Payment of bank borrowings		(17,072)
Net cash used in financing activities		(17,072)
Net decrease in cash balance		(2,043)
Cash at beginning of year		12,018
Cash at end of year	$	9,975
Supplemental disclosures:		
Income tax paid	$	800
Interest paid	$	1,678

See accompanying notes and accountant's report.

PCI *TRADE., INC.
dba PCI *TRADE SECURITIES.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2003	4,170,000	$ 110,000	$ 10,218	$ 18,692	$ 138,910
Net loss				(16,733)	(16,733)
Balance at December 31, 2002	4,170,000	$ 110,000	$ 10,218	$ 1,959	$ 122,177

See accompanying notes and accountant's report.

4PCI*TRADE INC.
dba PCI*TRADE SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of significant accounting policies

Business activity

The Company was incorporated in California in January 1996 and operates as a nonclearing security broker-dealer and is a member with National Association of Securities Dealers, Inc. (NASD). The Company operates through its office in Fremont, California, has two contracts with an outside securities clearance services firms to handle all the company's security transactions.

Revenue recognition

Revenue, which consists primarily commission income, is recorded on a trade-date basis as securities transactions occur.

Fixed assets

Property and equipment are recorded at cost and depreciated over the useful life. Depreciation is provided on straight-line method.

Income tax

Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of these differences, which will either be taxable when assets and liabilities are recovered or settled.

Management estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Comprehensive income

For the year ended December 31, 2003, there was no difference between comprehensive income and net income.

Note 2 - Deposits

The Company is required to maintain an initial deposit of $25,000 and $10,000 with two clearing organizations respectively in accordance with the Security Deposit Agreement.

Note 3 - Securities owned

Securities not readily marketable include investment in equity security for which there is no market on a securities exchange, cannot be publicly offered or sold unless registration has been effected under the Security Act of 1933, or that cannot be offered or sold because of other arrangements, restriction, or conditions applicable to the securities or to the Company. At December 31, 2003, these equity security is valued at estimated fair valued.

Note 4 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2003, the Company had net capital of $37,184, which was $32,184 in excess of its required net capital.

Note 5 - Commitments

The Company has operating lease for its premises, the lease is on month-to-month basis Rent expense for this lease was $14,400 for the year ended December 31, 2003.

Note 6 - Line of credit

The Company had a revolving line of credit with a bank for working capital advances of up to $100,000, expired on May 15, 2003 and was not renewed. There was $17,000 outstanding balance at December 31, 2003 bearing an interest rate of 6% and no additional borrowing is allowed against the expired line of credit.

Note 7 - Income taxes

The Company's net deferred tax assets are comprised as follows:

Net operating loss	$ 3,772
Depreciation	(1,317)
State tax	120
	2,575
Valuation allowance	(2,575)
Net deferred assets	$ 0

Note 7 - Income taxes (continued)

The Company had operating loss carryforwards available to reduce its future taxable income of $1,907 for federal income tax purposes and 46,391 for state income tax purposes. The federal and state operating losses will expired between 2008 to 2023.

FRANK S.K. CHEUNG
Certified Public Accountant
310 15th Street
Oakland, CA 94612-3310

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of Securities and Exchange Commission

Board of Directors
PCI*Trade, Inc.
dba PCI*Trade Securities
Fremont, California

I have audited the accompanying financial statements of PCI*Trade, Inc. dba PCI*Trade Securities as of and for the year ended December 31, 2003 and have issued my report thereon dated February 28, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying schedule of computation of net capital is not a required part of the basic financial statements of PCI*Trade, Inc. dba PCI*Trade Securities, but is the supplementary information required by Section 17 of the Security Exchange Act of 1934 and Rule 17a-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

PCI*Trade, Inc. dba PCI*Trade Securities is a nonclearing broker-dealer and does not carry customers accounts on its books. The schedules of Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements are not applicable and are exempted from SEC Rule15c3-3.

Frank Cheung
February 28, 2004

PCI*TRADE, INC.
dba PCI*TRADE SECURITIES

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Net worth at end of the year			$ 122,177
Add:	Other allowable credit - deferred income tax payable		0
			122,177
Less:	Security not readily marketable	$ 68,625	
	Other current assets	1,084	
	Fixed assets	9,052	
	Other assets	6,232	84,993
Net capital			$ 37,184

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 40,334
Audit adjustments on:	
Cash and cash equivalent	(2,409)
Deposits with clearing organizations	320
Commission receivable	(3,591)
Prepaid income tax and expense	(3,349)
Equipment and furniture	(7,487)
Reduction of liabilities	2,530
Non-qualified assets	10,836
Total adjustments	(3,150)
Net capital per above	$ 37,184

See accompanying accountant's report to supplementary information